November 23, 2005

Mr. Phillip A. Choyce
Vice President and General Counsel
Grant Prideco, Inc.
400 N. Sam Houston Parkway  E. Suite 900
Houston, TEXAS 77060

Re:	Grant Prideco, Inc.
		Registration Statement on Form S-4
      Filed October 24, 2005
      File No. 333-129198

Form 10-Q for the Fiscal Periods Ended
March 31, June 30 and September 30, 2005
	File No. 1-15423


Dear Mr. Choyce:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Forms 10-Q

Controls and  Procedures

Update on Internal Control Over Financial Reporting

1. Item 308 (c) of Regulation S-K requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by
Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Provide an unqualified statement that discloses that there were changes to internal control over financial reporting during the period covered by the report as required by Item 308(c) of
Regulation S-K. In this regard, we note that disclosure in each of your Forms 10-Q, while providing a general reference to corrective measures being taken, fails to specifically delineate the remedial steps taken in the particular fiscal quarter covered by the report.

Please amend your Forms 10-Q and revise the disclosure therein to specifically identify the actions taken in each quarter. Further, provide updated disclosure if available, regarding the results of the testing of such remediation steps once such testing has been completed by your auditors. We may have further comments.

Please ensure you file updated certifications as required by Exchange
Act Rules 13a-14 and 15d-14 with your amended periodic reports.


Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at
(202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Charles Still, Esq.
            	Fulbright & Jaworski, L.L.P.
            	(713) 661-5246
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Mr. Choyce
Grant Prideco, Inc.
November 23, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010